

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

George Leimer
Chief Executive Officer
RSE Innovation, LLC
250 Lafayette Street, 2nd Floor
New York, NY 10012

  Re: RSE Innovation, LLC
      Amendment No. 2 to
      Draft Offering Statement on Form 1-A
      Submitted June 30, 2021
      CIK No. 0001812859

Dear Mr. Leimer:

  We have reviewed your amended draft offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted June 30, 2021

Domain Name Asset Class, page 52

1.   We note your statement that "[a]t this time nearly all domain names with commonly recognizable words have already been registered. This is especially true for domain names that end with the .com extension, as this is the most common, identifiable, and desirable domain name suffix. At this time it has become virtually impossible to register new desired domain names using the .com extension, resulting in the most valuable and recognizable domain names only to be available for resale in the secondary domain name market, known as the aftermarket." Please provide a source for this statement or recharacterize as management's belief.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tim Gregg